

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2024

He-Siang Yang
Chief Executive Officer
EOS INC.
2F., No. 157, Sec. 2, Nanjing E. Rd.
Zhongshan District
Taipei City 104075 Taiwan (Republic of China)

> **Re: EOS INC.**
> **Amendment No. 2 to Form 10-K For the fiscal year ended December 31, 2023**
> **Filed August 6, 2024**
> **Response dated August 6, 2024**
> **File No. 000-55661**

Dear He-Siang Yang:

We have reviewed your August 6, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 24, 2024 letter.

Amendment No. 2 to Form 10-K For the fiscal year ended December 31, 2023
Part I.
Item 1. Business, page 5

1. At the onset of Part I, please disclose prominently that you are a Nevada holding company with operations conducted by your subsidiaries. In addition, please provide early in the Business section a diagram of your company's structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and

cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Also disclose that regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your ability to conduct your business, accept foreign investments, or list on a U.S. or foreign exchange.

3. Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. For example, disclose, if true, that your subsidiaries conduct operations in China.

4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred.

5. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

6. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise to disclose if you relied on the opinion of counsel to reach the conclusion that you do or do not need CSRC or CAC approval. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Enforceability of Civil Liabilities, page 8

7. We note your statement on page 8: "it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States." Please revise to state whether this includes judgments based upon the U.S. Federal securities laws, and whether this includes judgments against you or your directors and officers or both. Additionally, please revise to describe an investor's ability to effect service of process within the United States on you or your directors and officers and an investor's ability to bring an original action in an appropriate foreign court to enforce liabilities against you or your directors and officers based upon the U.S. Federal securities laws.

Item 1A. Risk Factors, page 9

8. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

9. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this

oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

<u>Item 10. Directors, Executive Officers and Corporate Governance, page 22</u>

10.   We note your response to prior comment 2. Your disclosure on pages 22-23 refers to Zongjiang He as "acting CFO" and He-Siang Yang as "Chief Financial Officer." Please revise to clarify which of these individuals is your current Chief Financial Officer.

Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-7153 with any questions regarding comments and related matters

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Brett Verona, Esq.